Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

APPOINTMENT OF DIRECTOR

The Board of Directors (“the Board”) of China Unicom Limited (“the Company”) announces that Mr. Miao Jianhua (“Mr. Miao”) has been appointed Executive Director of the Company with effect from 12 July 2007.

Mr. Miao, aged 55, holds a master’s degree in management from the Australian National University. Prior to June 1997, Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII from 1997 to early 2002. From June 2002 to November 2005, Mr. Miao served as the General Manager of the Human Resources Department of China Network Communications Group Corporation (“Netcom Group”) and China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”). Mr. Miao also served as the Assistant to President of Netcom Group from September 2003 to November 2005. Mr. Miao was an Executive Director of China Netcom from October 2004 to July 2007, and served as the Joint Company Secretary of China Netcom from December 2005 to December 2006. From July 2007, Mr. Miao has held senior managerial position in the China United Telecommunications Corporation (a state owned enterprise established in the PRC, being the Company’s ultimate holding company). Mr. Miao has extensive experience in working for the government and enterprises and in management.

Save as disclosed above, Mr. Miao does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Miao does not have any other interest in the shares of the Company within the meaning of Part VX of the Securities and Futures Ordinance. The terms of services agreed between Mr. Miao and the Company do not include a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Mr. Miao is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Miao will receive a remuneration package including a basic salary of HK$57,700 per month plus a housing allowance, as well as discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee, and determined by the Board with reference to his performance. The remuneration of Mr. Miao has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Miao has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board sends its warmest welcome to Mr. Miao for his appointment as Director of the Company.

The Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Yang Xiaowei, Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua
Non-executive Director:	Lu Jianguo
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board
CHINA UNICOM LIMITED
CHU KA YEE
Company Secretary

Hong Kong, 12 July 2007